Grupo Financiero | Galicia



Para mayor informacion contactar:

Pedro Richards
Gerente
Telefono/Fax:  (5411) 4343-7528
prichards@gfgsa.com
relacionconinversores@gfgsa.com
www.gfgsa.com

              GRUPO FINANCIERO GALICIA S.A. ANUNCIA LOS RESULTADOS
           CORRESPONDIENTES AL 2DO. TRIMESTRE DEL EJERCICIO ECONOMICO
                         CERRADO EL 30 DE JUNIO DE 2002


(Buenos Aires, Argentina, 20 de noviembre de 2002) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") ( BCBA: GGAL / NASDAQ : GGAEC) anuncio en la fecha los resultados de su segundo trimestre del ejercicio 2002 finalizado el 30 de junio de 2002.



RESULTADO DEL TRIMESTRE FINALIZADO EL 30/06/02

   >> El resultado del periodo de tres meses finalizado el 30 de junio de 2002, arrojo una perdida ajustada por inflacion de $ 60,97 millones, equivalente a $ 0,056 por accion y $ 0,560 por ADS. La misma se ha generado, principalmente, como consecuencia de la valuacion de la participacion en Banco de Galicia y Buenos Aires S.A., la cual, tal como se expone en el Estado de Resultados de la sociedad, constituyo la principal fuente de resultados.

   >> Por intermedio de su comunicacion "A" 3800, el Banco Central dispuso otorgar la opcion a las entidades financieras para que, con aprobacion del Directorio y ad-referendum de la decision que tome oportunamente la Asamblea de Accionistas, absorban anticipadamente las perdidas que se produzcan durante el corriente ano hasta la concurrencia de los saldos registrados en "Resultados no Asignados" y "Diferencia de Valuacion no Realizada". Grupo Financiero Galicia opto por absorber la reserva por diferencia de valuacion no realizada constituida en el periodo cerrado al 31 de Marzo de 2002, de acuerdo a la comunicacion "A" 3703, e incluir esta absorcion a continuacion del Resultado Neto del Periodo en el Estados de Resultados Consolidado.

   >> Los estados contables al 30 de junio de 2002 han sido ajustados por inflacion utilizando el Indice de Precios Internos al por Mayor (IPIM), publicado por el Instituto Nacional de Estadisticas y Censos (INDEC), y de acuerdo a las pautas de la Comunicacion "A" 3702 del Banco Central, la Resolucion No.240/02 de la Federacion Argentina de Consejos Profesionales de Ciencias Economicas y la Resolucion No.415/02 de la Comision Nacional de Valores. Asimismo, para facilitar el analisis comparativo, las cifras de los cuadros y los anexos fueron reexpresadas en moneda del 30 de junio de 2002 mediante la aplicacion del IPIM.

   >> A continuacion se presentan los cuadros en los que se detalla el resultado por accion y ADS de acuerdo a las cifras de los estados contables de Grupo Galicia.

                                                     Grupo Financiero | Galicia


                                       En pesos del 30.06.02
-------------------------------------------------------------------------------------------------
                                         Ej. 2002        Ej. 2001         seis meses cerados al:
                                        -------------------------       -------------------------
Resultados por accion                    2do. Trim.     2do. Trim.
                                         30/06/02        30/06/01       30/06/02        30/06/01
-------------------------------------------------------------------------------------------------
Acciones promedio en circulacion
  (en miles)                            1,092,407       1,092,407       1,092,407       1,092,407
 Valor Libro por accion                     1.926           2.488           1.926           2.488
 Valor Libro por ADS (*)                   19.260          24.880          19.260          24.880
 Resultado por accion (1)                  (0.056)          0.086          (0.602)          0.176
 Resultado por ADS (*)                     (0.560)          0.860          (6.020)          1.760

--------------------------------------------------------------------------------------------------

Las cifras de los trimestres anteriores fueron reexpresadas a moneda constante de 06.02 utilizando el coef. 1,9605

(1) El resultado por accion calculado segun lo dispuesto por la Comunicacion "A" 3703 y 3800 del Banco Central para el 2do. Trimestre del ejercicio 2002 es de 1,029 y para los seis meses cerrados al 30.06.02 es de (0,602)
(*) 1 ADS = 10 acciones ordinarias


   >> El resultado neto del Grupo Galicia para el trimestre represento , en forma anualizada, un retorno sobre el patrimonio neto promedio de -12,10% y un retorno sobre los activos promedio de -2,16%


                                                           Porcentajes
-------------------------------------------------------------------------------------------------
                                         Ej. 2002        Ej. 2001        seis meses cerrados al
                                        -------------------------       -------------------------
Rentabilidad y eficiencia                2 do Trim.      2 do Trim.
                                         06/30/02        06/30/01       06/30/02        06/30/01
-------------------------------------------------------------------------------------------------
Retorno s/Activo Promedio (*)            (2,16)         1,39             (7,11)          1,40
Retorno s/Patrimonio Neto
   Promedio (*)                         (12,10)        14,01            (52,22)         14,49
-------------------------------------------------------------------------------------------------

(*) Anualizados


(1) Para el 2do. Trimestre del ejercicio 2002 y para los seis meses cerrados al 30.06.02, el retorno sobre el activo promedio calculado segun lo dispuesto por la Comunicacion "A" 3703 y 3800 del Banco Central es del 17,15% y (7,11)% respectivamente.



(2) Para el 2do trimestre del ejercicio 2002 y para los seis meses cerrados al 30.06.02, el retorno sobre el patrimonio neto promedio calculado segun lo dispuesto por la Comunicacion "A" 3703 y 3800 del Banco Central es del 223,06% y (52.22)% respectivamente.



   >> En el cuadro que se expone a continuacion se detalla el resultado por rama de negocio. La "Ganancia (perdida) por participacion en Sudamericana Holding" contabiliza la participacion directa del Grupo Galicia en los resultados de Sudamericana al 31 de marzo de 2002 (fecha en la que poseia el 87,5%) y la amortizacion proporcional de la llave de negocio. La "Ganancia (perdida) por participacion en Galicia Warrants" contabiliza la participacion directa del Grupo Galicia en los resultados de Galicia Warrants al 30 de abril de 2002 (fecha en la que poseia el 87,5%) y la amortizacion proporcional de la llave de negocio. "Otros resultados GFG" incluye los resultados financieros, por tenencia y por exposicion a la inflacion.

                                                     Grupo Financiero | Galicia

                                       En millones de pesos del 30.06.02
-----------------------------------------------------------------------------------------------------------
Resultado por Negocio                                  Ej. 2002                    Seis meses cerrados al
                                                      -----------------------------------------------------
                                                      2do Trimestre   1er Trimestre
                                                       30/06/2002      31/03/2002  30/06/2002   30/06/2001
-----------------------------------------------------------------------------------------------------------
Resultado por participacion BGBA (93,58%)               (98,34)     (1.774,70)     (1.873,04)     195,41
Ganancia (perdida) por participacion et Net
 Investment (87,5%)                                      (3,73)         (0,35)         (4,08)      (1,46)
Ganancia (perdida) por participacion en Sudamericana
 Holding (87,5%)                                         (1,23)          2,86           1,63       (2,75)
Ganancia (perdida) por participacion en Galicia
 Warrants (87,5%)                                        (0,67)         (0,14)         (0,81)          -
Otros resultados GFG                                     43,56          (9,79)         33,77        0,99
Impuesto a las Ganancias                                 (0,56)             -          (0,56)          -
Ganancia (Perdida) del Trimestre                        (60,97)     (1.782,12)     (1.843,09)     192,19
-----------------------------------------------------------------------------------------------------------
Absorcion "AD-REFERENDUM" Asamblea de Accionistas
 (Com "A" 3800-BCRA)                                  1.185,25                      1.185,25
Ganancia (Perdida) del Trimestre luego
 de la absorcion                                      1.124,28                       (657,84)
-----------------------------------------------------------------------------------------------------------


DESARROLLOS RECIENTES

   >> La demora en la presentacion de la informacion se debio a la necesidad que tuvo nuestra controlada Banco Galicia de adecuar la informacion al 30/06/2002 en funcion de las normas dictadas por el Banco Central de la Republica Argentina como consecuencia de los hechos de publico conocimiento que afectaron principalmente al sector financiero, y por lo cual dicha institucion de contralor otorgo prorrogas con caracter de excepcion para poder cumplimentar las presentaciones correspondientes.

   >> Con fecha 24 de abril de 2002 el Congreso de la Nacion Argentina introdujo modificaciones en la determinacion del gravamen para el impuesto sobre los bienes personales ( ley 23.966). Al respecto, se establece que el gravamen correspondiente a las acciones o participaciones en el capital de las sociedades, cuyos titulares sean personas fisicas, radicadas en el pais o en el exterior, y/o sociedades del exterior, sera liquidado o ingresado directamente por las sociedades. La alicuota a aplicar sera del 0,5% sobre el valor patrimonial proporcional al cierre de ejercicio. Para Grupo Financiero Galicia, la fecha de liquidacion del impuesto por las acciones de la sociedad en manos de personas fisicas argentinas, extranjeras y personas juridicas extranjeras, sera en mayo de 2003 en base al valor patrimonial proporcional al 31 de diciembre de 2002.

Grupo Financiero Galicia S.A.
Las cifras del trimestre finalizado el 31.03.02 fueron reexpresadas a moneda constante de 06.02 utilizand o el coeficiente 1,45675 y para los trimestres anteriores el coeficiente 1,9605
EVOLUCION PRINCIPALES RUBROS DEL BALANCE CONSOLIDADO DE GRUPO FINANCIERO GALICIA (*)

--------------------------------------------------------------------------------------------------------
                                                30/06/02   31/03/02    31/12/01    30/09/01   30/06/01
--------------------------------------------------------------------------------------------------------
DISPONIBILIDADES                                  509,7       400,6     1.014,2     2.018,1     2.919,8

TITULOS PUBLICOS Y PRIVADOS                     2.038,2       466,2       254,7     1.625,1     1.844,2

PRESTAMOS                                       9.719,3    14.607,0    17.890,2    17.000,7    18.313,5

OTROS CREDITOS POR INTERMEDIACION
 FINANCIERA                                    10.775,5     9.950,4     3.410,5     4.176,1     5.409,3

PARTICIPACIONES EN OTRAS SOCIEDAD ES               81,0        81,7       133,1       145,1       188,3

BIENES DE USO, DIVERSOS E
 INTANGIBLES                                    1.080,5     1.126,5     1.205,7     1.062,6     1.039,4

OTROS ACTIVOS                                     421,9       533,1       895,3       809,8       502,4

TOTAL DEL ACTIVO                               24.626,1    27.165,5    24.803,7    26.837,5    30.216,9


DEPOSITOS                                       5.338,8     7.848,2    12.013,9    16.670,7    18.106,1
- Sector Publico no Financiero                      4,8         7,7        22,5       239,6        29,0
- Sector Financiero                                 1,3         4,1        34,5         7,8         7,0
- Sector Privado no Financiero
   y Residentes en Exterior                     5.332,7     7.836,4    11.956,9    16.423,3    18.070,1
  - Cuentas Corrientes                            733,1     2.307,8     1.659,0     2.026,4     2.120,8
  - Cajas de Ahorros                              431,5       905,5     2.883,3     1.737,2     2.046,0
  - Plazos Fijos                                1.634,9       478,8     6.171,9    11.537,0    12.673,7
  - Cuentas de Inversion                            0,0         0,0       158,0       487,6       618,0
  - Otros                                       2.052,1     3.948,8       967,5       451,8       446,9
  - Intereses y Diferencias de cotizacion
     a pagar                                      481,1       195,5       117,2       183,3       164,7


ENTIDADES FINANCIERAS Y ORGANISMOS
 LOCALES E INTERNACIONALES                      3.997,7     4.705,2     1.787,8     1.790,9     2.319,4

OBLIGACIONES NEGOCIABLES                        1.714,9     2.112,3     1.645,3     1.823,7     2.014,2

OTROS PASIVOS                                  11.374,1    10.163,8     6.364,7     3.532,2     4.818,4

PARTICIPACIONES DE TERCEROS                        97,1       164,1       230,6       233,5       240,6

TOTAL DEL PASIVO                               22.522,6    24.993,6    22.042,3    24.051,0    27.498,7

PATRIMONIO NETO                                 2.103,5     2.171,9     2.761,4     2.786,5     2.718,2

INFLACION Y TIPO DE CAMBIO
Precios al consumidor (%) (**)                    18,97        9,68       (0,84)      (0,76)       0,00
Precios mayoristas (%) (**)                       45,68       34,28       (3,09)      (1,24)      (0,57)
C.E.R. (%) (**)                                   19,22        4,81        0,00        0,00        0,00
Tipo de cambio ($/U$S) (***)                        3,8         3,0         1,0         1,0         1,0

(*) Grupo Financiero Galicia S.A., consolidado con sociedades controladas (art. 33 - Ley 19.550).
(**)  Variacion en el periodo.
(***) Al ultimo dia habil de cada periodo.

                                                     Grupo Financiero | Galicia

Grupo Financiero Galicia S.A.


Las cifras del trimestre finalizado el 31.03.02 fueron reexpresadas a moneda constante de 06.02 utilizando el coeficiente 1,45675 y para los trimestres anteriores el coeficiente 1,9605

EVOLUCION PRINCIPALES RUBROS DEL ESTADO DE RESULTADOS CONSOLIDADO DE GRUPO FINANCIERO GALICIA (*)


--------------------------------------------------------------------------------------------------------
Tres meses finalizados al:                      30/06/02    31/03/02    31/12/01    30/09/01    30/06/01
--------------------------------------------------------------------------------------------------------

INGRESOS FINANCIEROS                            2.510,1       977,8       615,8       942,4       818,2
- Intereses por Disponibilidades                    0,1         0,4         3,9        11,6        22,7
- Intereses por Prestamos al Sector Financiero     15,6         5,1        17,6        29,4        20,8
- Intereses por Adelantos                          51,7        26,5        65,5        57,2        53,5
- Intereses por Documentos                         12,5        48,8       249,2       403,3       305,2
- Intereses por Prestamos Hipotecarios             16,1        53,0       108,0        96,3        93,3
- Intereses por Prestamos Prendarios               11,1         9,8        21,0        20,6        18,2
- Intereses por Prestamos de Tarjetas de Credito   24,9        72,1        95,5        80,4        76,3
- Intereses por Otros Prestamos                    20,4        45,5        80,4        77,0        86,5
- Por Otros Creditos por Intermediacion
   Financiera                                      73,6        23,3        22,0        33,3        22,3
- Resultado Neto de Titulos Publicos
   y Privados                                     204,2       150,2      (123,7)      104,7        85,3
- Resultado por prestamos garantizados
   Decreto 1387/01                                 88,4       106,3        63,5         0,0         0,0
- Ajuste por Clausula C.E.R.                    1.398,5       414,9         0,0         0,0         0,0
- Otros                                           593,0        21,9        12,9        28,6        34,1

EGRESOS FINANCIEROS                               917,9     1.555,3       523,1       497,6       434,2
- Intereses por Depositos en Cuentas
   Corrientes                                       3,4         1,3        19,4        19,6         7,8
- Intereses por Depositos en Cajas de Ahorro       (0,3)        2,5         5,6         5,9         9,6
- Intereses por Depositos en Plazos Fijos          38,1        66,0       339,3       312,7       270,2
- Intereses por Financiaciones del Sector
   Financiero                                       0,4        17,2         6,7         3,5         1,2
- Por Otras Obligaciones por Intermediacion
   Financiera                                     113,6       169,0        91,8        87,8        93,5
- Otros Intereses                                 538,4       108,5        16,3        31,0        16,9
- Resultado Neto por Opciones                       0,0         0,0         0,2         0,2         0,4
- Ajuste por Clausula C.E.R.                      844,6       254,3         0,0         0,0         0,0
- Otros                                          (620,3)      936,5        43,8        36,9        34,6

MARGEN BRUTO DE INTERMEDIACION                  1.592,2      (577,5)       92,7       444,8       384,0

CARGOS POR INCOBRABILIDAD                         771,4       172,3       353,7       260,9       153,1

INGRESO POR SERVICIOS NETOS                        49,5       139,7       218,0       197,8       235,7

RESULT. MONETARIO POR INTERMEDIACION FINANC.     (563,9)     (394,8)        0,0         0,0         0,0

GASTOS DE ADMINISTRACION                          169,3       231,9       329,3       295,3       306,0
- Gastos en Personal                               77,7       114,9       159,4       151,5       158,8
- Honorarios a Directores y Sindicos                0,4         1,6        (2,2)        8,4        13,3
- Otras Honorarios                                  4,6         5,5        10,2         6,1         2,9
- Propaganda y Publicidad                           2,5         4,1        14,3        10,2        12,4
- Impuestos                                         9,8        14,3        29,6        15,3        19,6
- Otros Gastos Operativos                          63,5        76,9        94,9        81,2        78,2
- Otros                                            10,8        14,6        23,1        22,6        20,8

RESULT. MONETARIO POR EGRESOS OPERATIVOS            7,7         9,6         0,0         0,0         0,0

PARTICIPACION DE TERCEROS                          71,8       242,5         4,5        (6,5)       (8,6)

RESULTADO POR PARTICIPACIONES PERMANENTES         487,6      (549,3)       13,1        (5,5)       14,9

OTROS RESULTADOS NETOS DIVERSOS                  (621,3)      (90,5)      337,4         7,4        (4,9)

RESULT-MONETARIO POR OTRAS OPERACIONES           (118,9)     (147,4)        0,0         0,0         0,0

IMPUESTO A LA GANANCIAS                            25,0        10,2         7,8        13,3        68,3

RESULTADO NETO ANTES DE LA ABSORCION              (61,0)   (1.782,1)      (25,1)       68,5        93,7

ABSORCION "AD-REFERENDUM" DE LA
ASAMBLEA (**)                                   1.185,3          0,0        0,0         0.0         0,0

RESULTADO NETO DESPUES DE LA ABSORCION          1.124,3    (1.782,1)      (25,1)       68,5        93,7


(*) Grupo Financiero Galicia S.A., consolidado con sociedades controladas (art.
    33 - Ley 19.550)

(**) Com. "A" 3800 del BCRA
                                                                             5